SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 19, 2008 regarding “Sony Ericsson sees moderating growth in the first quarter of 2008”.

March 19, 2008 Press Release

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 7.30am CET on March 19, 2008.

Sony Ericsson sees moderating growth in the first quarter of 2008

Sony Ericsson, the 50/50 joint venture between Ericsson (NASDAQ:ERIC) and Sony Corporation (NYSE:SNE), today announced that the company sees moderating growth of mobile phone units with related effects on sales and profit in the first quarter 2008.

As Sony Ericsson announced today, sales are expected to decline slightly but net income before tax (NIBT) is estimated to be in the range of EUR 150-200 m. due to increased operating expenses as a percentage of sales compared with the same period of 2007. In addition to the smaller contribution to Ericsson’s share in earnings of joint ventures and associated companies, sales and operating income of Ericsson Mobile Platforms, which is reported as part of Segment Multimedia, will be negatively affected by SEK 200-300 m.

Sony Ericsson’s press release can be found on the Ericsson web site www.ericsson.com/ericsson/press/releases as well as on the Sony Ericsson web site http://www.sonyericsson.com/cws/corporate/press/pressreleases/latestnews.

Ericsson reports results of the first quarter 2008 on April 25, 2008.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 189 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information about Ericsson, visit www.ericsson.com or www.ericsson.mobi

FOR FURTHER INFORMATION, PLEASE CONTACT

Sony Ericsson Corporate Communications & PR

Press telephone number: +44 208 762 5880

Aldo Liguori: +44 7951 937 972

Merran Wrigley: +44 7887 628 358

E-mail: press.global@sonyericsson.com

Ericsson Investor Relations

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 19, 2008